SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005 (February 9, 2005)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: February 9, 2005

NEWS RELEASE

Ansell Limited

A.C.N. 004 085 330

Level 3, 678 Victoria Street,

Richmond, Victoria 3121, Australia

GPO Box 772H, Melbourne,

Victoria 3001, Australia

Telephone (+61 3) 9270 7270

Facsimile (+61 3) 9270 7300

www.ansell.com

9th February, 2005

Ansell Limited Half Year Results 31 December, 2004

Solid Start to F’05 – In Line to Achieve Commitment

In Centenary Year

Highlights:

	Reported in Australian Dollars					Results in Operating Currency – US Dollars
	F’04 H1		F’05 H1%			F’04 H1		F’05 H1%
	A$M		A$M			US$M		US$M
• Sales	560.7		541.9		-3	383.4		395.0		+3
• Healthcare Segment EBITA	73.1		75.5		+3	50.1		55.2		+10
• Ansell EBITA	64.8		69.6		+7	44.2		50.9		+15
• Profit Attributable to Shareholders	34.3		43.2		+26	23.5		31.7		+35
• Earnings Per Share	18.6	¢	24.7	¢	+33	12.7	¢	18.1	¢	+42

• H1 US$ Healthcare Segment EBITA up 10% on last year.
• Profit Attributable in US$ was 35% above last year.
• Earnings per Share in US$ were up 42% on the previous year.
• F’05 interim dividend increased to A7¢ per share franked to 57%.

F’05 Full Year Guidance:

•	The F’05 Healthcare Segment EBITA commitment of US$115 M is reconfirmed.

9th February, 2005

Ansell Ltd Half Year Results 31 December, 2004

Ansell [ASX: ANN] today announced a Profit Attributable to Shareholders of US$31.7 million, up 35% on the 31 December, 2003 first half result of US$23.5 million.

Based on this result and the completion of an Off Market Share Buy-Back of approximately 16.8 million shares, Earnings Per Share rose strongly from US12.7¢ to US18.1¢ or 42%.

The Board has declared an interim dividend of A7¢ a share franked to 57% payable on 8 April, 2005. This is up A1¢ or a 17% increase on the previous year.

Chairman’s Comments:

Dr Ed Tweddell said: “This result is a solid first half performance, broadly in line with expectations.

“EBITA has again grown by double digits and combined with our recently completed A$155m Off Market Share Buy-Back has helped produce another outstanding EPS increase.

“Doug Tough, the Company’s new CEO has settled in well and is looking forward to the tremendous opportunities and challenges during this centenary year for Ansell.

The Board is encouraged by the continuing progress of Ansell as it moves closer to delivering the F’05 Segment EBITA commitment made in F’02,” Dr Tweddell said.

Business Review:

Mr Doug Tough, said: “During the half US$ sales increased by 3% on the previous year, again led by Occupational which grew 9%, while Professional held its ground, and Consumer fell by 7%, due mostly to lower condom tender business than in the comparative period.”

“Our Occupational business continues its record of improved Sales and EBITA margin. The Professional business has seen a stabilisation of sales and slight improvement in EBITA margin and we are working through some changing market dynamics in the Consumer business”.

“The Company has continued to focus on selling value-added products and reducing costs while investing in research and development programs including the recent roll out of the new StageGate New Product Development process.

“I am also pleased to report that the disruption to our business caused by the tsunami has been negligible and more importantly, there has been no Ansell employee loss of life. Our people have been wonderfully generous with their time and donations and the Company has been pleased to be able to assist the relief effort by donating over 500,000 pairs of gloves and making some cash donations. We will continue to assist where possible Mr Tough said.”

Occupational Healthcare

	A$M		US$M
	F’04 H1	F’05 H1	F’04 H1	F’05 H1
Sales	267.9	273.0	183.1	198.9
Segment EBITA	33.3	40.5	22.7	29.5
EBITA/Sales	12.4%	14.8%	12.4%	14.8%

The Occupational glove business accounted for 50% of Ansell’s revenues and 54% of Segment EBITA in H1.

Sales growth came from higher volumes in the HyFlex® family of ergonomic gloves, industrial household gloves for food processing, and disposable examination gloves used in a variety of industries. The strong improvement in profitability came not only from these volumes but from continued significant cost savings from operations.

HyFlex® family volumes grew 28%, helped by an expanded product range. Partnership programs with distributors and focused “solution selling” continued to provide growth. Sales of higher valued-added knitted gloves increased. The Vantage cut resistant line of knitted gloves made from proprietary Intercept Technology yarn was launched in H1.

This period’s EBITA comparison benefited from the closure of the knitting plant in Wilkesboro in December 2003. During H1, the Mexican knitting plant continued to improve its efficiency and helped improve segment EBITA results.

Professional Healthcare

	A$M		US$M
	F’04 H1	F’05 H1	F’04 H1	F’05 H1
Sales	195.0	184.0	133.4	134.2
Segment EBITA	21.8	20.9	15.0	15.4
EBITA/Sales	11.2%	11.5%	11.2%	11.5%

The Professional business accounted for 34% of Ansell’s revenues and 28% of Segment EBITA in H1.

Unit sales of our branded latex powder free (PF) surgical gloves increased by 14% globally, led by the flagship brands of Encore, Gammex and MicroTouch. The Americas bounced back with a 10% volume increase – benefiting from preferred provider status in 6 of the top 7 Group Purchasing Organisation (GPO) contracts in the USA. Synthetic surgical glove growth was lower, but is expected to increase with the planned launch of new products. Powdered surgical glove volumes fell 7% as conversions to PF continued and some tenders were lost due to price competition.

Examination glove volumes grew 5%, while average selling prices for latex PF gloves fell 3%. Competitive pricing pressure did not allow for recovery of increases in the cost of latex, which is a high proportion of the cost of this glove. Increases in the cost of petroleum-based materials, such as nitrile and vinyl, also impacted margins.

Consumer Healthcare

	A$M		US$M
	F’04 H1	F’05 H1	F’04 H1	F’05 H1
Sales	97.8	84.9	66.9	61.9
Segment EBITA	18.0	14.1	12.4	10.3
EBITA/Sales	18.4%	16.6%	18.4%	16.6%

The Consumer business accounted for 16% of Ansell’s revenues and 18% of Segment EBITA in H1.

Ansell’s global branded condom businesses had mixed results. In Australia, market leadership and share was maintained. In the US, softer demand intensified the tough competitive environment. In Europe, the “Play” sub-brand was launched for the youth market with good early results. We gained market share in France but continued to suffer from the UK’s difficult competitive environment.

F’05 H1 comparisons were hurt by lower global tender sales. The Brazilian tender business contributed $4 million to sales in H1 last year and nothing this year due to a disruption in the Brazilian government procurement process with obvious flow-through impact of lost contributions and lower capacity utilization in the plants. Lower U.S. government funding for condom purchases adversely impacted U.S. Public sector sales though market share leadership was maintained.

Demand from our retail household gloves partner continued to be low. Major new promotions are now planned to support sales of the new Foamlined glove.

South Pacific Tyres (SPT)

SPT continued to produce results ahead of the previous year but below the original restructure plan of 2001. Expectations, when reviewed in combination with the business’ own outlook for the remaining option period, indicate Ansell’s carrying value of A$203 million can still be recovered.

Ansell continues to advise the market that any shortfalls in these future expectations or actual performance could result in less than full recovery and may require a revision of the carrying value of the investment.

Ansell also continues to expect to hold its investment in SPT until the end of the option period in August 2006.

US 20-F financial statement filing delay

As announced earlier, Ansell has notified the US Securities and Exchange Commission that it could not lodge its F’04 Annual Report on Form 20-F as SPT had not completed it’s Australian GAAP to US GAAP reconciliation. As a result, NASDAQ has indicated that this is a breach of its listing rules. Ansell is attending a hearing on 17 February to explain the situation.

This issue does not affect Ansell’s Australian GAAP reports (which have long since been filed) or ASX listing.

Finance

A weaker US dollar in H1 compared to last year helped sales and margins. However higher latex costs (half on half) offset much of the margin benefit.

Based on our recently introduced StageGate process, the Company has reviewed its accounting policy for Research and Development expenditure. As a result of this review some H1 project development costs (US$0.6 million) have been deferred in order to match them with future revenues upon completion of these projects.

During the half, capital expenditure was US$5.3 million, up on the previous year’s US$3.8 million, but well below depreciation. Tax paid was lower at US$3.5 million, but working capital increased mostly due to a weak U.S. dollar and higher inventory. As a result, Free Cash Flow was US$33.1 million, down from the previous year’s US$48.1 million.

Gearing (NIBD/NIBD & EQUITY) at 24% is up from 30 June, 2004’s 13%, due to the large Off-Market Share Buy-Back completed in December 2004 at a cost of approximately A$155 million (US$121 million). Net Debt, however, only rose from US$82.2 million at 30 June, 2004 to US$161.3 million at the end of H1.

Borrowing Costs fell for the half from US$6.0 million in F’04 H1 to US$2.9 million due to lower average net debt and reduced borrowing costs from a debt refinancing in April 2004. Interest cover rose to 20.8X (last year 8.8X), but will be lower in the second half due to the Share Buy-back.

Dividends

An increased Interim Dividend of A7¢ a share franked to 57%, has been declared with a record date of 18 March, 2005 and is payable on 8 April, 2005.

The franking account will be reduced to Nil once this dividend is paid and future dividends will be unfranked.

Outlook:

The Board and Management confirm the previous guidance of a Segment EBITA of US$115 million for F’05.

Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

For further information:

Media	Investors & Analysts
Australia	USA	Australia

Peter Brookes Cannings Tel: (61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (1732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (613) 9270 7215 Email: dgraham@ap.ansell.com

Appendix 4D

Interim financial report

For the six months ended 31 December 2004

Ansell Limited and its Controlled Entities

ACN 004 085 330

This interim financial report is a general purpose financial report prepared in accordance with the ASX listing rules and Accounting Standard AASB 1029: Interim Financial Reporting. It should be read in conjunction with the annual financial report for the year ended 30 June 2004 and any public announcements to the market made by the entity during the period. The financial statements in this report are ‘condensed financial statements’ as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.

The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. Refer to Notes 1 and 2 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader. In addition the Company has issued unaudited US dollar financial information which is supplementary to the Company’s Appendix 4D Half Year Report.

Appendix 4D

Interim financial report

For the six months ended 31 December 2004

Ansell Limited and its Controlled Entities

ACN 004 085 330

Results for Announcement to the Market			%			$ M
Revenue from ordinary activities	up/(down)		(2.9)%	to		550.5

Net profit for the period attributable to members	up/(down)		25.9%	to		43.2

Dividends (distributions)	Amount per security		Franked amount per security
Interim dividend	7.0	¢		4.0	¢

Record date for determining entitlements to the dividend	18 March 2005

•	Revenue from the Healthcare business $541.9 million compared to last year’s $560.7 million.

•	Net profit attributable to members $43.2 million compared to last year’s $34.3 million.

•	Earnings per share of 24.7¢ compared to last year’s 18.6¢ .

•	An interim dividend of 7¢ per share franked to 57% has been declared payable on 8 April 2005.

The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. Refer to Notes 1 and 2 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader. In addition the Company has issued unaudited US dollar financial information which is supplementary to the Company’s Appendix 4D Half Year Report.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

Commentary on Results

	A$M				US$M
	F’04 H1		F’05 H1		F’04 H1		F’05 H1
Sales	560.7		541.9		383.4		395.0

Healthcare Segment EBITA	73.1		75.5		50.1		55.2

Ansell EBITA	64.8		69.6		44.2		50.9

Profit Attributable to Shareholders	34.3		43.2		23.5		31.7

Earnings Per Share	18.6	¢	24.7	¢	12.7	¢	18.1	¢

Profit Attributable to Shareholders was US$31.7 million, up 35% on the 31 December, 2003 first half result of US$23.5 million. Based on this result and the completion of an Off Market Share Buy-Back of approximately 16.8 million shares, Earnings Per Share rose strongly from US12.7¢ to US18.1¢ or 42%. An interim dividend of A7¢ a share franked to 57% has been declared, payable on 8 April, 2005. This is up A1¢ or a 17% increase on the previous year.

Sales increased by 3% on the previous year, again led by Occupational which grew 9%, while Professional held its ground, and Consumer fell by 7%, due mostly to lower condom tender business than in the comparative period.

Occupational continued its record of improved Sales and EBITA margin. Professional has seen a stabilisation of sales and slight improvement in EBITA margin. Within the Consumer division the condom market segment remained difficult.

The Company has continued to focus on selling value-added products and reducing costs while investing in research and development programs including the recent roll out of the new StageGate New Product Development process.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

Occupational Healthcare

	A$M		US$M
	F’04 H1	F’05 H1	F’04 H1	F’05 H1
Sales	267.9	273.0	183.1	198.9
Segment EBITA	33.3	40.5	22.7	29.5
EBITA/Sales	12.4%	14.8%	12.4%	14.8%

The Occupational glove business accounted for 50% of Ansell’s revenues and 54% of Segment EBITA in H1.

Sales growth came from higher volumes in the HyFlex® family of ergonomic gloves, industrial household gloves for food processing, and disposable examination gloves used in a variety of industries. The strong improvement in profitability came not only from these volumes but from continued significant cost savings from operations.

HyFlex® family volumes grew 28%, helped by an expanded product range. Partnership programs with distributors and focused “solution selling” continued to provide growth. Sales of higher valued-added knitted gloves increased. The Vantage cut resistant line of knitted gloves made from proprietary Intercept Technology yarn was launched in H1.

This period’s EBITA comparison benefited from the closure of the knitting plant in Wilkesboro in December 2003. During H1, the Mexican knitting plant continued to improve its efficiency and helped improve segment EBITA results.

Professional Healthcare

	A$M		US$M
	F’04 H1	F’05 H1	F’04 H1	F’05 H1
Sales	195.0	184.0	133.4	134.2
Segment EBITA	21.8	20.9	15.0	15.4
EBITA/Sales	11.2%	11.5%	11.2%	11.5%

The Professional business accounted for 34% of Ansell’s revenues and 28% of Segment EBITA in H1.

Unit sales of Ansell’s branded latex powder free (PF) surgical gloves increased by 14% globally, led by the flagship brands of Encore, Gammex and MicroTouch. The Americas bounced back with a 10% volume increase – benefiting from preferred provider status in 6 of the top 7 Group Purchasing Organisation (GPO) contracts in the USA. Synthetic surgical glove growth was lower, but is expected to increase with the planned launch of new products. Powdered surgical glove volumes fell 7% as conversions to PF continued and some tenders were lost due to price competition.

Examination glove volumes grew 5%, while average selling prices for latex PF gloves fell 3%. Competitive pricing pressure did not allow for recovery of increases in the cost of latex, which is a high proportion of the cost of this glove. Increases in the cost of petroleum-based materials, such as nitrile and vinyl, also impacted margins.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

Consumer Healthcare

	A$M		US$M
	F’04 H1	F’05 H1	F’04 H1	F’05 H1
Sales	97.8	84.9	66.9	61.9
Segment EBITA	18.0	14.1	12.4	10.3
EBITA/Sales	18.4%	16.6%	18.4%	16.6%

The Consumer business accounted for 16% of Ansell’s revenues and 18% of Segment EBITA in H1.

Ansell’s global branded condom businesses had mixed results. In Australia, market leadership and share was maintained. In the US, softer demand intensified the tough competitive environment. In Europe, the “Play” sub-brand was launched for the youth market with good early results. Ansell gained market share in France but continued to suffer from the UK’s difficult competitive environment.

F’05 H1 comparisons were hurt by lower global tender sales. The Brazilian tender business contributed $4 million to sales in H1 last year and nothing this year due to a disruption in the Brazilian government procurement process with obvious flow through impact of lost contributions and lower capacity utilisation in the plants. Lower U.S. government funding for condom purchases adversely impacted U.S. Public sector sales though market share leadership was maintained.

Demand from our household glove partner continued to be low. Major new promotions are now planned to support sales of the new Foamlined glove.

South Pacific Tyres (SPT)

SPT continued to produce results ahead of the previous year but below the original restructure plan of 2001. Expectations, when reviewed in combination with the business’ own outlook for the remaining option period, indicate Ansell’s carrying value of A$203 million can still be recovered.

Ansell continues to advise the market that any shortfalls in these future expectations or actual performance could result in less than full recovery and may require a revision of the carrying value of the investment.

Ansell also continues to expect to hold its investment in SPT until the end of the option period in August 2006.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

Finance

The United States dollar is the currency in which we manage our global business.

A weaker US dollar in H1 compared to last year helped sales and margins. However higher latex costs (half on half) offset much of the margin benefit.

Based on our recently introduced StageGate process, the Company has reviewed its accounting policy for Research and Development expenditure. As a result of this review some H1 development costs (US$0.6 million) have been deferred in order to match them with future revenues upon completion of these projects.

During the half, capital expenditure was US$5.3 million, up on the previous year’s US$3.8 million, but well below depreciation. Tax paid was lower at US$3.5 million, but working capital increased mostly due to a weak U.S. dollar and higher inventory. As a result, Free Cash Flow was US$33.1 million, down from the previous year’s US$48.1 million.

Gearing (NIBD/NIBD plus EQUITY) at 24% is up from 30 June, 2004’s 13%, due to the large Off-Market Share Buy-Back completed in December at a cost of approximately A$155 million (US$121 million). Net Debt, however, only rose from US$82.2 million at 30 June, 2004 to US$161.3 million at the end of H1.

Borrowing Costs fell for the half from US$6.0 million in F’04 H1 to US$2.9 million due to lower average net debt and reduced borrowing costs from a net debt refinancing in April 2004. Interest cover rose to 20.8X (last year 8.8X), but will be lower in the second half due to the Share Buy-back.

Dividends

An increased Interim Dividend of A7¢ a share franked to 57%, has been declared with a record date of 18 March, 2005 and is payable on 8 April, 2005.

The franking account will be reduced to Nil once this dividend is paid and future dividends will be unfranked.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

ANSELL LIMITED

ABN 89 004 085 330

DIRECTORS’ REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

This Report by the Directors of Ansell Limited (the Company) is made pursuant to Division 2 of Part 2M.3 of the Corporations Act 2001 for the half-year ended 31 December 2004 and is accompanied by the Consolidated Financial Report for the six months of the economic entity comprising the Company and the entities it controlled from time to time during that period (“economic entity”).

The information set out in this Report is to be read in conjunction with that appearing in the attached Half-Year Results Announcement and in the Notes to the Consolidated Financial Statements which are included in this Report.

1.	Directors

The name of each person who has been a Director of the Company at any time during or since the end of the half-year, is:

Dr Edward D Tweddell	(Chairman)

Mr Peter L Barnes

Mr L. Dale Crandall

Mr Herbert J Elliot – AC, MBE

Mr Stanley P Gold	(Alternate for Mr McConnell)

Mr Michael J McConnell

Mr Douglas D Tough	(Managing Director)

All Directors and Mr Gold (in his capacity as Alternate Director) held office from 1 July 2004 to the date of this Report.

2.	Review and Results of Operations

A review of the operations of the economic entity during the half-year ended 31 December 2004 and the results of those operations is contained in the attached Half-Year Results Announcement.

3.	Auditor’s Independence Declaration

A copy of the independence declaration received from the Company’s auditor, KPMG, in accordance with section 307C of the Corporations Act in respect of the audit review undertaken in relation to the financial statements for the half year financial period ending 31 December 2004 is attached.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

4.	Rounding Off

The Company is of a kind referred to in ASIC class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Financial Report and Directors’ Report have been rounded off to the nearest one hundred thousand dollars, unless otherwise stated.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dr E D Tweddell
Director

D D Tough
Director

Dated in Melbourne this 9th day of February 2005.

Lead Auditor’s Independence Declaration under Section 307C of the Corporation Act 2001

To: the directors of Ansell Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2004 there have been:

(i)	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii)	no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

Peter Jovic
Partner

Place: Melbourne

Date: 9 February 2005

KPMG KPMG, an Australian partnership, is a

member of KPMG International, a Swiss

Association

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

Condensed Statement of Financial Performance

of Ansell Limited and its Controlled Entities for the six months ended 31 December 2004

	Note	2004	2003
		A$m	A$m
Revenue
Total revenue	3	550.5	567.0

Expenses
Cost of good sold		319.4	333.3
Selling, distribution and administration		141.0	149.3
Depreciation and amortisation		23.2	23.8
Write-down of assets		—	1.0

Total expenses, excluding borrowing costs		483.6	507.4
Borrowing costs		11.8	14.9

Profit from ordinary activities before income tax expense	4	55.1	44.7
Income tax expense attributable to ordinary activities		11.2	9.2

Net profit from ordinary activities after income tax expense		43.9	35.5
Outside equity interests in net profit after income tax		0.7	1.2

Net profit after income tax attributable to Ansell Limited shareholders		43.2	34.3

Non-owner transaction changes in equity
Net exchange difference on translation of financial statements of self-sustaining foreign operations		(31.0)	(44.7)

Total valuation adjustments attributable to Ansell Limited shareholders recognised directly in equity		(31.0)	(44.7)

Total changes in equity from non-owner related transaction attributable to Ansell Limited shareholders		12.2	(10.4)

		cents	cents
Earnings per share is based on Net Profit after income tax attributable to
Ansell Limited shareholders
Basic earnings per share		24.7	18.6
Diluted earnings per share		24.6	18.5

The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. Refer to Notes 1 and 2 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader. In addition the Company has issued unaudited US dollar financial information which is supplementary to the Company’s Appendix 4D Half Year Report.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

Condensed Statement of Financial Position

of Ansell Limited and its Controlled Entities

	Note	31 December 2004	30 June 2004
		A$m	A$m
Current Assets
Cash		160.9	307.8
Cash - restricted deposits		7.7	10.3
Receivables (b)		207.7	228.7
Inventories		188.5	190.5
Prepayments		16.8	11.7

Total Current Assets		581.6	749.0

Non-Current Assets
Receivables (b)		65.8	63.6
Other investments (a)		139.9	141.4
Other property, plant and equipment		199.4	227.8
Intangible assets		252.4	293.4
Tax assets		22.2	24.2

Total Non-Current assets		679.7	750.4

Total Assets		1,261.3	1,499.4

Current Liabilities
Payables		139.0	159.4
Interest-bearing liabilities		118.9	190.2
Provisions		56.0	52.0
Current tax liabilities		2.5	2.6

Total Current Liabilities		316.4	404.2

Non-Current Liabilities
Payables		0.5	3.3
Interest-bearing liabilities		248.6	236.0
Provisions		21.4	23.9
Deferred tax liabilities		19.3	20.2

Total Non-Current Liabilities		289.8	283.4

Total Liabilities		606.2	687.6

Net Assets		655.1	811.8

Equity
Contributed equity		1,229.0	1,383.9
Reserves		(307.3)	(275.6)
Accumulated losses	5	(275.2)	(306.7)

Total Equity Attributable to Ansell Limited Shareholders		646.5	801.6
Outside equity interests		8.6	10.2

Total Equity	6	655.1	811.8

(a)	Includes investment in South Pacific Tyres Partnership and South Pacific Tyres N.Z. Ltd of $138.0m (June 2004 $138.0m)

(b)	Includes interest bearing loans to South Pacific Tyres Partnership of $64.7m (June 2004 $62.8m)

The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. Refer to Notes 1 and 2 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader. In addition the Company has issued unaudited US dollar financial information which is supplementary to the Company’s Appendix 4D Half Year Report.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

Condensed Statement of Cash Flows

of Ansell Limited and its Controlled Entities for the six months ended 31 December 2004

	Note	2004	2003
		A$m	A$m
Cash flows Related to Operating Activities
Receipts from customers (excluding non recurring and Accufix Research Institute)		562.3	597.6
Payments to suppliers and employees (excluding non recurring and Accufix Research Institute)		(495.2)	(491.4)

Net receipts from customers (excluding non recurring and Accufix Research Institute)		67.1	106.2
Income taxes paid		(4.7)	(10.0)

Net cash provided by operating activities (excluding non recurring and Accufix Research Institute)		62.4	96.2
Non recurring payments to suppliers and employees		—	(5.3)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)		(1.9)	(1.4)

Net Cash Provided by Operating Activities		60.5	89.5

Cash Flows Related to Investing Activities
Payments for property, plant and equipment		(7.2)	(5.4)
Proceeds from sale of plant and equipment in the ordinary course of business		—	0.4
Proceeds from sale of other investments		0.8	—

Net Cash Used in Investing Activities		(6.4)	(5.0)

Cash Flows Related to Financing Activities
Proceeds from borrowings		65.6	0.9
Repayments of borrowings		(85.3)	(35.8)

Net repayments of borrowings		(19.7)	(34.9)
Proceeds from issues of shares		0.1	0.9
Payments for share buy-back		(155.0)	(35.9)
Dividends paid		(12.5)	(20.4)
Interest received		5.8	4.3
Interest and borrowing costs paid		(12.5)	(15.5)

Net Cash Used in Financing Activities		(193.8)	(101.5)

Net Decrease in Cash Held		(139.7)	(17.0)
Cash at the beginning of the financial period		314.8	297.2
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial period		(9.5)	(11.4)

Cash at the End of the Financial Period	7	165.6	268.8

The Company reports in Australian dollars. The United States dollar (US dollar) is the currency in which we manage our global business. Refer to Notes 1 and 2 to the condensed financial statements which provide financial information in US dollars for the convenience of the reader. In addition the Company has issued unaudited US dollar financial information which is supplementary to the Company’s Appendix 4D Half Year Report.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

Notes to the condensed financial statements

1.	Industry Segments
of Ansell Limited and its Controlled Entities for the six months ended 31 December 2004

	Operating Revenue				Operating Result
	December		December		December		December
	2004	2003	2004	2003	2004	2003	2004	2003
	A$m	A$m	US$m (a)	US$m (a)	A$m	A$m	US$m (a)	US$m (a)
INDUSTRY
Ansell Healthcare
Occupational Healthcare	273.0	267.9	198.9	183.1	40.5	33.3	29.5	22.7
Professional Healthcare	184.0	195.0	134.2	133.4	20.9	21.8	15.4	15.0
Consumer Healthcare	84.9	97.8	61.9	66.9	14.1	18.0	10.3	12.4

Total Ansell Healthcare	541.9	560.7	395.0	383.4	75.5	73.1	55.2	50.1
Unallocated Items	8.6	6.3	6.3	4.3	(5.9)	(7.9)	(4.3)	(5.4)

Operating EBITA					69.6	65.2	50.9	44.7

NON RECURRING
Discontinued Businesses
Other						8.0		5.5
Rationalisation/Restructuring
Ansell Healthcare						(7.4)		(5.3)
Write-down of assets
Other						(1.0)		(0.7)

					69.6	64.8	50.9	44.2
Goodwill amortisation					(10.5)	(11.1)	(7.6)	(7.6)

Earnings before Net Interest and Tax (EBIT)					59.1	53.7	43.3	36.6
Borrowing Costs net of Interest Revenue					(4.0)	(9.0)	(2.9)	(6.0)

Operating Profit before Tax					55.1	44.7	40.4	30.6
Tax					(11.2)	(9.2)	(8.2)	(6.3)
Outside Equity Interests					(0.7)	(1.2)	(0.5)	(0.8)

Total Consolidated	550.5	567.0	401.3	387.7	43.2	34.3	31.7	23.5

REGIONS
Asia Pacific	80.9	86.3	59.2	59.0	19.9	20.2	14.6	13.8
Americas	274.4	280.5	199.7	191.8	37.9	30.6	27.7	21.1
Europe	186.6	193.9	136.1	132.6	17.7	22.3	12.9	15.2

Total Ansell Healthcare	541.9	560.7	395.0	383.4	75.5	73.1	55.2	50.1

	Assets Employed				Liabilities
	December	June	December	June	December	June	December	June
	2004	2004	2004	2004	2004	2004	2004	2004
	A$m	A$m	US$m (a)	US$m (a)	A$m	A$m	US$m (a)	US$m (a)
INDUSTRY
Ansell Healthcare
Occupational Healthcare	269.9	274.8	210.1	189.3	80.9	96.1	63.0	66.2
Professional Healthcare	238.4	277.4	185.6	191.1	60.2	68.1	46.9	46.9
Consumer Healthcare	94.2	110.4	73.3	76.0	19.9	37.2	15.5	25.6

Total Ansell Healthcare	602.5	662.6	469.0	456.4	161.0	201.4	125.4	138.7
Unallocated Items	29.5	15.6	23.0	10.7	426.3	463.8	331.8	319.6
Discontinued Businesses	208.2	209.7	162.0	144.5	18.9	22.4	14.6	15.4
Goodwill and Brand names	252.5	293.4	196.5	202.1
Cash	168.6	318.1	131.2	219.1

Total Consolidated	1,261.3	1,499.4	981.7	1,032.8	606.2	687.6	471.8	473.7

REGIONS
Asia Pacific	235.8	268.3	183.5	184.8	58.7	75.3	45.7	51.9
Americas	220.4	227.5	171.6	156.7	68.2	90.6	53.1	62.4
Europe	146.3	166.8	113.9	114.9	34.1	35.5	26.6	24.4

Total Ansell Healthcare	602.5	662.6	469.0	456.4	161.0	201.4	125.4	138.7

(a)	Refer to the Notes to the Industry Segments Report.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

Notes to the condensed financial statements

1.	Industry Segments (continued)

Notes to the Industry Segments Report

(a) The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars into US dollars for Operating Revenue and Operating Result have been made at the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 7 month period June 2004 to December 2004. Translation of amounts from Australian dollars into US dollars for Assets Employed and Liabilities have been made at the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters, on Friday 31 December 2004, at US$ 0.77835 = A$1 (June 2004 US$0.68885 = A$1).

(b) Unallocated Revenue and Costs

Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare’s Corporate Head Office and non-sales revenue.

(c) Cash

Cash also includes Accufix Pacing Leads restricted deposits.

(d) Inter-Segment Transactions

Significant inter-segment sales were made by Asia Pacific - A$101.7 million (US$74.1 million) (2003 - $109.8 million; US$75.1 million) and America - A$118.4 million (US$86.3 million) ( 2003 - A$96.9 million; US$66.2 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

(e) Industry Segments

The consolidated entity comprises the following main business segments:

Occupational Healthcare - manufacture and sale of occupational health and safety gloves.

Professional Healthcare - manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.

Consumer Healthcare - manufacture and sale of condoms, household gloves and other personal products.

Discontinued Businesses - represents former Industry Segment businesses which have been sold or abandoned.

(f) Regions

The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

Asia Pacific - manufacturing facilities in 4 countries and sales.

Americas - manufacturing facilities in USA and Mexico and significant sales activity.

Europe - principally a sales region with one manufacturing facility in the UK.

	2004 December	2003 December	2004 December	2003 December
	A$m	A$m	US$m	US$m
(g) Segment Capital Expenditure
Occupational Healthcare	3.3	1.7	2.4	1.2
Professional Healthcare	2.1	2.2	1.5	1.6
Consumer Healthcare	1.8	1.5	1.4	1.0
(h) Region Capital Expenditure
Asia Pacific	3.4	3.5	2.5	2.5
Americas	3.2	1.4	2.4	1.0
Europe	0.6	0.5	0.4	0.3
(i) Segment Depreciation
Occupational Healthcare	4.6	4.2	3.3	2.9
Professional Healthcare	5.7	5.7	4.2	3.9
Consumer Healthcare	2.1	2.8	1.6	1.9
(j) Segment Other Non Cash Expenses (excluding Provision for Rationalisation and Write-down of Assets separately disclosed)
Occupational Healthcare	3.9	3.7	2.8	2.5
Professional Healthcare	1.2	0.6	0.9	0.4
Consumer Healthcare	0.3	1.9	0.2	1.3

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

Notes to the condensed financial statements

2.	Additional Financial Information

(a) Abridged Statement of Financial Position

	31 December 2004	30 June 2004	31 December 2004	30 June 2004
	A$m	A$m	US$m (1)	US$ m (1)
Fixed Assets	199.4	227.8	155.2	156.9
Goodwill and Intangibles	252.4	293.4	196.5	202.1
Investment in/Loans to South Pacific Tyres	202.7	200.8	157.8	138.4
Other Assets/Liabilities	(35.8)	(40.3)	(27.9)	(27.4)
Working Capital (Trade Debtors plus Inventories less Trade Creditors)	243.6	249.4	189.6	171.3

Net Operating Assets	862.3	931.1	671.2	641.3
Net Debt (Interest Bearing Liabilities less Cash)	(207.2)	(119.3)	(161.3)	(82.2)

Shareholder’s Equity	655.1	811.8	509.9	559.1

(1)    The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars into US dollars has been made throughout the Abriged Statement of Financial Position at the 10.am mid buy/sell rate for Australian dollars as quoted by Reuters on Friday, 31 December 2004 at US$ 0.77835 = A$1 (June 2004 US$ 0.68885 = A$1).

(b) Free Cash Flow Analysis

	31 December 2004	31 December 2003	31 December 2004	31 December 2003
	A$m	A$m	US$m (2)	US$ m (2)
Operating EBITA (excluding Non Recurring)	69.6	65.2	50.9	44.7
Depreciation	12.7	12.7	9.3	8.7
Working Capital Reduction/(Increase)	5.8	34.8	(18.3)	5.4
Tax Paid	(4.7)	(10.0)	(3.5)	(6.9)
Capital Expenditure	(7.2)	(5.4)	(5.3)	(3.8)

Free Cash Flow	76.2	97.3	33.1	48.1

(2)	The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars into US dollars has been made throughout the Free Cash Flow Analysis at the average of the 10.00 am buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 7 month period June 2004 to December 2004 with the exception of the Working Capital Reduction which is the actual movement in working capital balances from the start to the end of the financial periods.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

Notes to the condensed financial statements

3.	Total Revenue

	31 December 2004	31 December 2003
	A$m	A$m
Revenue from the sale of goods	541.9	560.7
Revenue From Other Operating Activities
Interest Received or Due and Receivable
From related parties	1.9	1.6
From others	5.9	4.3

Total revenue from other operating activities	7.8	5.9

Revenue from Outside Operating Activities
Proceeds from the Sale of Non-Current Assets	0.8	0.4

Total revenue from outside operating activities	0.8	0.4

Total Revenue	550.5	567.0

4.	Profit from Ordinary Activities Before Income Tax

	31 December 2004	31 December 2003
	A$m	A$m
Individually significant items included in profit from ordinary activities before income tax expense
Indirect Tax Refund	—	8.0
Ansell Healthcare Restructure	—	(7.4)

5.	Accumulated Losses

	31 December 2004	30 June 2004
	A$m	A$m
Accumulated losses at the beginning of the financial period	(306.7)	(345.7)
Transfers (to)/from reserves	0.7	(0.7)
Net profit attributable to members	43.2	70.7
Dividends	(12.4)	(31.0)

Accumulated losses at the end of the financial period	(275.2)	(306.7)

6.	Total Equity

	31 December 2004	30 June 2004
	A$m	A$m
Total equity at the beginning of the financial period	811.8	844.5
Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	12.2	63.3
Transactions with owners as owners
Contributions of equity	0.1	1.0
Share buy-back	(155.0)	(65.4)
Dividends	(12.4)	(31.0)
Total changes in outside equity interest	(1.6)	(0.6)

Total equity at the end of the financial period	655.1	811.8

Number of shares on issue as at

	31 December 2004	30 June 2004
Ordinary share fully paid	159,303,683	176,310,916 (a)
Executive Plan shares paid to 5 cents	699,600	738,000

(a)	Includes 198,288 shares bought back by the Company prior to 30 June 2004 but not cancelled at that date.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

Notes to the condensed financial statements

7.	Components of Cash

	31 December 2004	31 December 2003
	A$	A$
For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash as shown in the Statements of Cash Flows comprises:
Cash on hand	0.8	0.8
Cash at bank	78.8	68.1
Short-term deposits	81.3	191.8
Restricted deposits	7.7	11.3
Bank overdrafts	(3.0)	(3.2)

	165.6	268.8

8.	NTA backing

	31 December 2004	31 December 2003
	A$	A$
Net tangible asset backing per ordinary share	$2.47	$2.70

9.	Earnings per security (EPS)

	31 December 2004	31 December 2003
	A$m	A$m
Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027 ‘Earnings Per Share’ are as follows:

Earnings Reconciliation
Net profit	43.9	35.5
Net profit attributable to outside equity interests	0.7	1.2

Basic Earnings	43.2	34.3
After-tax effect of interest on converting financial instruments	—	—

Diluted earnings	43.2	34.3

Weighted average number of ordinary shares used as the denominator

	No. Shares	No. Shares
Number for basic earnings per share
Ordinary shares	174,765,296	184,381,270
Effect of partly paid Executive Plan Shares and options	910,945	521,521

Number for diluted earnings per share	175,676,241	184,902,791

Partly paid Executive Shares and options have been included in diluted earnings per share in accordance with accounting standards.

10.	Loss of control of entities having material effect

There were no material disposals of businesses or controlled entities during the six months.

11.	Dividends

The final dividend for the year ended 30 June 2004 of 7¢ per share unfranked, was paid on 14th October 2004.

An interim dividend for the year ended 30 June 2005 of 7¢ per share franked to 57%, has been declared and is payable on 8 April 2005.

The balance of available franking credits in the franking account as at 31 December 2004 was $2.7 million (2003 - $2.7 million). These franking credits will be fully utilised upon payment of the interim dividend in April 2005.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

Notes to the condensed financial statements

12.	Contingent Liabilities

Indemnities and Guarantees

Ansell Limited (‘the Company’) has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of controlled entities, in relation to liabilities that they may incur (other than to Group companies) as Directors of the Company and Directors of certain controlled entities respectively, to the extent permitted by law and the Company’s Constitution.

The Company has also guaranteed the performance of certain wholly-owned controlled entities which have negative shareholders’ funds.

At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

Accufix Litigation

Only a limited number of lawsuits in relation to the Accufix Pacing Leads which have been made against certain Group Companies are currently on foot, the majority of which have been brought in France.

As at 31 December 2004, the balance of the provisions made for settlements in relation to the claims (approximately A$8.7 million) is considered adequate to address any remaining liability of members of the Ansell Group.

Latex Allergy Litigation

As at 31 December 2004, there were approximately 12 product liability cases pending against one or more Ansell Group Companies in the United States in relation to allergic reaction to exposure to natural rubber latex gloves. In a number of additional cases, distributors of latex gloves who have also been named as defendants, are pursuing cross-claims and third party claims against the Ansell Group manufacturer companies in an effort to recover their costs related to the latex litigation. It is not possible at this time to quantify the potential impact of the remaining cases on the Group.

Business and Asset Sales

The Company and various Group Companies have, as part of the Group’s historical asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group Companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity. From time to time, the Company has received notices from purchasers of its businesses pursuant to the relevant sale agreements. No formal proceedings are presently on foot and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

13.	Contingent Assets

Exide Corporation

US legal proceedings are continuing against entities in the Exide Group in connection with the sale of the GNB business. Proceedings against those entities in the Exide Group that have not filed for bankruptcy (‘Non-bankrupt Entities’) were transferred to the Delaware bankruptcy court (‘the Court’) where the Court determined that all of the Ansell Group’s claims against the Non-bankrupt Entities may only be asserted against Exide Technologies, Inc. a company which has emerged from bankruptcy.

The Ansell Group has requested that the Court reconsider its decision. The Court has yet to rule on that request. The Ansell Group will continue to pursue recovery of the mounts owed by the Exide Group, but as to the reorganised company (Exide Technologies, Inc.), the Ansell Group expects to recover only stock in that company. The ultimate amount of the Ansell Group’s claims has not yet been determined and therefore the amount and value of the stock that may be recovered from Exide Technologies, Inc. is also undetermined.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

Notes to the condensed financial statements

14.	Environmental Matters

The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs. At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity is material.

In the ordinary course of business, the Ansell Group has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

15.	Accounting Policies

This interim financial report has been prepared in accordance with the same accounting policies that were applied in the most recent annual financial report with the exception of Accounting for Research and Development Costs. Research and Development expenditure continues to be written off in the period in which it is incurred, except for development expenditure on new products or substantially improved existing products which is capitalised only when future recoverability is reasonably assured. These deferred costs are amortised over a three year period commencing in the half-year period following their capitalisation. Capitalised costs are to be regularly reviewed and when the criterion for capitalisation is no longer met, provision will be made for any impairment in value. This change in policy has increased profit after tax and total assets by $800,000 for the six months to 31 December 2004.

16.	Impact of Adopting Australian Equivalents to International Financial Reporting Standards

Ansell will be required to prepare financial statements using Australian equivalents to International Reporting Standards (IFRS) for the year ending 30 June 2006. Ansell will report for the first time in compliance with IFRS when the results for the half-year ending 31 December 2005 are released.

IFRS requires that entities reporting their financial statements for the first time under IFRS must also restate their comparatives using all IFRS with the exception of IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement. This will mean the opening IFRS balance sheet will be a restated comparative balance sheet, dated 1 July 2004. Most adjustments required on transition to IFRS will be made, retrospectively, against opening accumulated losses on 1 July 2004, however transitional adjustments relating to those standards where comparatives are not required will only be made on 1 July 2005. Comparatives restated to comply with IFRS will be reported, for the first time, in the financial statements for the half-year ending 31 December 2005.

Ansell has established a project team to plan and implement the transition process to IFRS. The project team has completed an impact study to identify key areas that will be impacted by IFRS. The impact study addressed key differences in accounting policies and disclosures, business issues associated with Australian equivalents to IFRS and key milestones for IFRS implementation. As at 31 December 2004, additional IFRS information requirements have been identified and collation and analysis of this information has commenced to capture the IFRS transitional adjustments and facilitate the preparation of the opening IFRS balance sheet.

The key potential implications of the transition to IFRS on the consolidated entity are as follows:

•	Intangible Assets - the amortisation of goodwill will be prohibited, and will be replaced by annual impairment testing of cash flows of the cash-generating unit to which the asset belongs.

•	Impairment of Assets - the recoverable amount of an asset will be determined on a discounted cash flow basis, with strict tests for determining whether the value of goodwill or cash-generating units have been impaired.

•	Superannuation - surpluses and deficits in defined benefit superannuation plans sponsored by entities within the consolidated entity will be recognised in the Statement of Financial Performance and Statement of Financial Position.

•	Share-Based Payments - equity-based compensation in the form of shares and options will be recognised as expenses in the periods during which the employee provides related services.

•	Financial Instruments - derivative financial instruments will be carried at fair value in the Consolidated entity’s Statement of Financial Position.

The above should not be regarded as a complete list of changes to accounting policies that will result from the transition to Australian equivalents to IFRS, as some decisions have not yet been made where choices of accounting policies are available. For this reason it is not possible at this time to quantify the potential impact of the transition to Australian equivalents to IFRS on the consolidated entity’s financial performance and financial position.

Ansell Limited and its Controlled Entities

Appendix 4D

Half yearly report for the six months ended 31 December 2004

ANSELL LIMITED

ABN 89 004 085 330

Directors’ Declaration

The Directors of Ansell Limited (the Company) declare that, in their opinion:

(a)	the Consolidated Financial Statements (including the notes to the Consolidated Financial Statements) of the economic entity in the form of ASX Appendix 4D for the half-year ended 31 December 2004 have been made out in compliance with Accounting Standard AASB 1029 Interim Financial Reporting;

(b)	the Consolidated Financial Statements (including the notes to the Consolidated Financial Statements) of the economic entity give a true and fair view of the financial performance of the economic entity for the half-year ended 31 December 2004 and of the financial position of the economic entity as at 31 December 2004; and

(c)	as at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Dr E D Tweddell
Director

D D Tough
Director

Dated in Melbourne this 9th day of February 2005.

Independent review report to the members of Ansell Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for the Ansell Limited Consolidated Entity (“the Consolidated Entity”), for the half-year ended 31 December 2004. The Consolidated Entity comprises Ansell Limited (“the Company”) and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity’s financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

•	enquiries of company personnel; and

•	analytical procedures applied to the financial data.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Ansell Limited is not in accordance with:

a)	the Corporations Act 2001, including:

i.	giving a true and fair view of the Consolidated Entity’s financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

ii.	complying with Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

b)	other mandatory financial reporting requirements in Australia.

KPMG

Peter Jovic
Partner

Place: Melbourne

Date: 9 February 2005

Supplementary U.S. Dollar Financial Information

For the six months ended 31 December 2004

Ansell Limited and its Controlled Entities

ACN 004 085 330

The following unaudited US dollar financial information is supplementary to the Company’s Appendix 4D Half Year Report for the six months ended 31 December 2004 filed with the ASX on 9 February 2005. It is provided as additional information for the Company’s shareholders. This financial information does not form part of the Company’s financial statements that are required to be prepared under the Corporations Act 2001, Australian Accounting Standards and the ASX listing rules.

This financial information has been derived from the Company’s Appendix 4D.

Translation of amounts from Australian dollars to US dollars in the Statement of Financial Performance, Statement of Cash Flows and Operating Revenue and Operating Result within the Industry Segments have been made at the average of the 10a.m. mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 7 month period June 2004 to December 2004.

Translation of amounts from Australian dollars to US dollars in the Statement of Financial Position and Assets Employed and Liabilities within the Industry Segments have been made at the 10a.m. mid buy/sell rate for Australian dollars as quoted by Reuters, on Friday 31 December 2004, at US$0.77835 = A$1 (30 June 2004 US$0.68885 = A$1).

1

Ansell Limited and its Controlled Entities
Supplementary Financial Information
For the six months ended 31 December 2004

Unaudited U.S. Dollar Financial Information

Statement of Financial Performance

of Ansell Limited and its Controlled Entities for the six months ended 31 December 2004

	2004	2003
	US$m	US$m
Revenue
Sales	395.0	383.4
Other revenue	6.3	4.3

Total revenue	401.3	387.7

Expenses
Cost of good sold	233.1	227.8
Selling, distribution and administration	102.3	102.1
Depreciation and amortisation	16.9	16.3
Write-down of assets	—	0.7

Total expenses, excluding borrowing costs	352.3	346.9
Borrowing costs	8.6	10.2

Profit from ordinary activities before income tax expense	40.4	30.6
Income tax expense attributable to ordinary activities	8.2	6.3

Net profit from ordinary activities after income tax expense	32.2	24.3
Outside equity interests in net profit after income tax	0.5	0.8

Net profit after income tax attributable to Ansell Limited shareholders	31.7	23.5

	cents	cents
Earnings per share is based on Net Profit/(Loss) after income tax attributable to Ansell Limited shareholders
Basic earnings per share	18.1	12.7
Diluted earnings per share	18.0	12.6

This information is supplementary to and does not form part of the Company’s Appendix 4D “Half Year Report”
filed with the ASX on 9 February 2005. 2

Ansell Limited and its Controlled Entities
Supplementary Financial Information
For the six months ended 31 December 2004

Unaudited U.S. Dollar Financial Information

Statement of Financial Position

of Ansell Limited and its Controlled Entities

	31 December 2004	30 June 2004
	US$m	US$m
Current Assets
Cash	125.2	212.0
Cash - restricted deposits	6.0	7.1
Receivables (b)	161.7	157.5
Inventories	146.7	131.2
Prepayments	13.1	8.1

Total Current Assets	452.7	515.9

Non-Current Assets
Receivables (b)	51.1	43.8
Other investments (a)	108.9	97.4
Other property, plant and equipment	155.2	156.9
Intangible assets	196.5	202.1
Tax assets	17.3	16.7

Total Non-Current assets	529.0	516.9

Total Assets	981.7	1,032.8

Current Liabilities
Payables	108.2	109.8
Interest-bearing liabilities	92.5	131.0
Provisions	43.6	35.8
Current tax liabilities	1.9	1.8

Total Current Liabilities	246.2	278.4

Non-Current Liabilities
Payables	0.4	2.3
Interest-bearing liabilities	193.5	162.6
Provisions	16.7	16.5
Deferred tax liabilities	15.0	13.9

Total Non-Current Liabilities	225.6	195.3

Total Liabilities	471.8	473.7

Net Assets	509.9	559.1

Equity
Contributed equity	956.6	953.3
Reserves	(239.2)	(189.9)
Accumulated losses	(214.2)	(211.3)

Total Equity Attributable to Ansell Limited Shareholders	503.2	552.1
Outside equity interests	6.7	7.0

Total Equity	509.9	559.1

(a)	Includes investment in South Pacific Tyres Partnership and South Pacific Tyres N.Z. Ltd of US$ 107.4m (June 2004 US$ 95.1m).

(b)	Includes interest bearing loans to South Pacific Tyres Partnership of US$ 50.4m (June 2004 US$ 43.3m).

This information is supplementary to and does not form part of the Company’s Appendix 4D “Half Year Report”
filed with the ASX on 9 February 2005. 3

Ansell Limited and its Controlled Entities

Supplementary Financial Information

For the six months ended 31 December 2004

Unaudited U.S. Dollar Financial Information

Statement of Cash Flows

of Ansell Limited and its Controlled Entities for the six months ended 31 December 2004

	2004	2003
	US$m	US$m
Cash flows Related to Operating Activities
Receipts from customers (excluding non recurring and Accufix Research Institute)	395.9	408.6
Payments to suppliers and employees (excluding non recurring and Accufix Research Institute)	(344.0)	(335.9)

Net receipts from customers (excluding non recurring and Accufix Research Institute)	51.9	72.7
Income taxes paid	(3.5)	(6.9)

Net cash provided by operating activities (excluding non recurring and Accufix Research Institute)	48.4	65.8
Non recurring payments to suppliers and employees	—	(3.6)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)	(1.4)	(1.0)

Net Cash Provided by Operating Activities	47.0	61.2

Cash Flows Related to Investing Activities
Payments for property, plant and equipment	(5.3)	(3.8)
Proceeds from sale of plant and equipment in the ordinary course of business	—	0.3
Proceeds from sale of other investments	0.6	—

Net Cash Provided by Investing Activities	(4.7)	(3.5)

Cash Flows Related to Financing Activities
Proceeds from borrowings	46.5	0.6
Repayments of borrowings	(63.3)	(23.3)

Net repayments of borrowings	(16.8)	(22.7)
Proceeds from issues of shares	0.1	0.6
Payments for share buy-back	(120.8)	(25.5)
Dividends paid	(9.1)	(14.1)
Interest received	4.1	2.9
Interest and borrowing costs paid	(9.2)	(10.6)

Net Cash Used in Financing Activities	(151.7)	(69.4)

Net (Decrease)/Increase in Cash Held	(109.4)	(11.7)
Cash at the beginning of the financial period	216.8	198.4
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial period	21.4	14.9

Cash at the End of the Financial Period	128.8	201.6

This information is supplementary to and does not form part of the Company’s Appendix 4D “Half Year Report”
filed with the ASX on 9 February 2005. 4

Ansell Limited and its Controlled Entities

Supplementary Financial Information

For the six months ended 31 December 2004

Unaudited U.S. Dollar Financial Information

Industry Segments

of Ansell Limited and its Controlled Entities for the six months ended 31 December 2004

	Operating Revenue December		Operating Result December
	2004	2003	2004	2003
	US$m	US$m	US$m	US$m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	198.9	183.1	29.5	22.7
Professional Healthcare	134.2	133.4	15.4	15.0
Consumer Healthcare	61.9	66.9	10.3	12.4

Total Ansell Healthcare	395.0	383.4	55.2	50.1
Unallocated Items	6.3	4.3	(4.3)	(5.4)

Operating EBITA			50.9	44.7
NON RECURRING
Discontinued Businesses
Other				5.5
Rationalisation/Restructuring
Ansell Healthcare				(5.3)
Write-down of assets
Other				(0.7)

			50.9	44.2
Goodwill amortisation			(7.6)	(7.6)

Earnings before Net Interest and Tax (EBIT)			43.3	36.6
Borrowing Costs net of Interest Revenue			(2.9)	(6.0)

Operating Profit before Tax			40.4	30.6
Tax			(8.2)	(6.3)
Outside Equity Interests			(0.5)	(0.8)

Total Consolidated	401.3	387.7	31.7	23.5

REGIONS
Asia Pacific	59.2	59.0	14.6	13.8
Americas	199.7	191.8	27.7	21.1
Europe	136.1	132.6	12.9	15.2

	395.0	383.4	55.2	50.1

	Assets Employed		Liabilities
	December 2004	June 2004	December 2004	June 2004
	US$m	US$m	US$m	US$m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	210.1	189.3	63.0	66.2
Professional Healthcare	185.6	191.1	46.9	46.9
Consumer Healthcare	73.3	76.0	15.5	25.6

Total Ansell Healthcare	469.0	456.4	125.4	138.7
Unallocated Items	23.0	10.7	331.8	319.6
Discontinued Businesses	162.0	144.5	14.6	15.4
Goodwill and Brand names	196.5	202.1
Cash	131.2	219.1

Total Consolidated	981.7	1,032.8	471.8	473.7

REGIONS
Asia Pacific	183.5	184.8	45.7	51.9
Americas	171.6	156.7	53.1	62.4
Europe	113.9	114.9	26.6	24.4

	469.0	456.4	125.4	138.7

This information is supplementary to and does not form part of the Company’s Appendix 4D “Half Year Report”
filed with the ASX on 9 February 2005. 5

Ansell Limited and its Controlled Entities

Supplementary Financial Information

For the six months ended 31 December 2004

Unaudited U.S. Dollar Financial Information

Notes to the Industry Segments Report

(a) Unallocated Revenue and Costs

Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare’s Corporate Head Office and non-sales revenue.

(b) Cash

Cash also includes Accufix Pacing Leads restricted deposits.

(c) Inter-Segment Transactions

Significant inter-segment sales were made by Asia Pacific - US$74.1 million (2003 - US$75.1 million) and America -US$86.3 million ( 2003 - US$66.2 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

(d) Industry Segments

The consolidated entity comprises the following main business segments:

Occupational Healthcare - manufacture and sale of occupational health and safety gloves.

Professional Healthcare - manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.

Consumer Healthcare - manufacture and sale of condoms, household gloves and other personal products.

Discontinued Businesses - represents former Industry Segment businesses which have been sold or abandoned.

(e) Regions

The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

Asia Pacific - manufacturing facilities in 4 countries and sales.

Americas - manufacturing facilities in USA and Mexico and significant sales activity.

Europe - principally a sales region with one manufacturing facility in the UK.

	2004 December	2003 December
	US$m	US$m
(f) Segment Capital Expenditure
Occupational Healthcare	2.4	1.2
Professional Healthcare	1.5	1.6
Consumer Healthcare	1.4	1.0
(g) Region Capital Expenditure
Asia Pacific	2.5	2.5
Americas	2.4	1.0
Europe	0.4	0.3
(h) Segment Depreciation
Occupational Healthcare	3.3	2.9
Professional Healthcare	4.2	3.9
Consumer Healthcare	1.6	1.9
(i) Segment Other Non Cash Expenses (excluding Provision for Rationalisation and Write-down of Assets separately disclosed)
Occupational Healthcare	2.8	2.5
Professional Healthcare	0.9	0.4
Consumer Healthcare	0.2	1.3

This information is supplementary to and does not form part of the Company’s Appendix 4D “Half Year Report”
filed with the ASX on 9 February 2005. 6

Ansell Limited

Half Year Results

31 December 2004

Doug Tough – Chief Executive Officer

Rustom Jilla – Chief Financial Officer

Positioned To Meet F’05 Expectations

F’04 H1 $383.4

F’05 H1 $395.0

US$M

Sales +3%

Segment EBITA +10%

$50.1 $55.2

Profit Attributable +35%

$23.5 $31.7

EPS

US18.1¢ +42%

A24.7¢ +33%

Dividend

A7¢ + 17%

Note: US dollars used in all slides unless otherwise specified

Occupational Business

50% of Revenue and 54% of Segment EBITA

US$M F’04 F’05

Sales

HyFlex® 29.2 37.3 Growth in variants – Volumes up 28%

Knitted 21.7 24.6 Higher “value add” focus. ASP up 15%

Disposables 38.5 39.3 Vol up 12%, mix shift to vinyl synthetics

All Other 93.7 97.7

Total Sales 183.1 198.9 +9%

EBITA – Segment 22.7 29.5 +30%

EBITA/Sales 12.4% 14.8%

Strategy:

Continued concept of hand injury solutions

Enhanced “ value – added” business model program

Continued emphasis on superior products

Continued emphasis on lower cost plants and outsourcing

Expand ergonomic technology advantage across product categories

Professional Business

34% of Revenue and 28% of Segment EBITA

US$M F’04 F’05

Surgeons: Branded PF 31.4 35.5 Branded volumes (+14%); + double digits all regions

Powdered 35.0 32.9 Conversion to PF / price competition

Synthetic 6.8 7.4 Vol +5%; new products to renew growth

Exam: Powder Free 33.4 33.3 Volumes +3%; ASP’s – 3%

Powdered 6.5 6.1 Volumes +1%; ASP’s – 7%

Synthetic Latex 13.8 14.2 Volumes +15%; higher vinyl sales mix

Other 6.5 4.8

Total Sales 133.4 134.2 +1%

EBITA – Segment 15.0 15.4 +3%

EBITA/Sales 11.2% 11.5%

Strategy:

Focused product improvements/upgrades

US surgical market share recovery – building off 6 GPO contracts

Expand Synthetic range (surgical)

Consumer Business

16% of Revenue and 18% of Segment EBITA

US$M F’04 F’05

Sales

Condoms: Branded Retail 36.2 35.0 UK & Americas markets difficult

Bid/Public Sector 17.2 13.5 Brazil—$4 Million

HHG & Other 13.5 13.4 FHP sales lower

Total Sales 66.9 61.9 -7%

EBITA – Segment 12.4 10.3 -17%

EBITA/Sales 18.4% 16.6%

Strategy:

Grow USA Retail and Public Sector condoms

Expand demand for unique foamlined HHG

Use capacity through public sector and OEM supply

New product development; gloves / condoms

Ansell

Key Objectives

Methodology:

F'04 Base
Organic Growth
Geographic Focus
Technology
Bolt on Acquisitions
Strategic Initiatives

Key Objectives

No. 1 to Achieve F’05 Forecast

Maintain a Financially Sound Organisation

To advance Ansell Growth Strategy for F’06 and Beyond

F’04 Base

Methodology:

Ansell

Gaining Traction

	Occupational	Professional	Consumer
Americas	HyFlex® Promotion Program Distributor Advisory (VOC)	Gammex SureFit™ Sticky Band Glove Product Improvements GPO Lifts	Launched New Products – Warming Desensitizing Condoms
Europe	Cut Resistant HyFlex® Volume Growth	Market Share Gains in France & Germany PF Surgical	"Play" sub brand France & Emerging Mkts Packaging Rationalizations
Asia	HyFlex® Market Share Gains New Channels	Some Gains in S.E. Asia	Launched Warming Condoms Vibe 4U

StageGate – Management of R & D Process

Gaining Traction

Occupational Professional Consumer

Americas HyFlexRPromotion Gammex SureFit™ Launched New

Program Sticky Band Glove Products – Warming

Distributor Advisory Product Improvements Desensitizing

( VOC ) GPO Lifts Condoms

Europe Cut Resistant Market Share Gains in “Play” sub brand

HyFlexRVolume France & Germany France & Emerging

Growth PF Surgical Mkts

Packaging

Rationalizations

Asia HyFlexRMarket Some Gains in S.E. Asia Launched Warming

Share Gains Condoms

New Channels Vibe 4U

StageGate – Management of R & D Process

Ansell Business Model

Superior Products

HyFlexR range expansions

Gammex SureFit™

Sheer Pleasure condoms

Superior Services

Value added customer solution selling

Voice of customer

Category management programs

Enhance Customer Business

SafetyNet™

- the system

Ansell

heat
comfort
chemical
Solution
grip
mechanical

SafetyNet™ – the system

– the system

Ansell

heat
molten splash
contact heat
breathability
dexterity
comfort
flexibility
sweat management
chemical
chemical resistance
liquid repellence
dry grip
oil grip
grip
wet grip
puncture
tear
mechanical
cut
abrasion

SafetyNet™ – the system

– the system

Ansell

breathability
dexterity
comfort
flexibility
sweat management
dry grip
oil grip
grip
wet grip
abrasion
cut
tear
mechanical
puncture
liquid repellence
heat
molten splash
10
9
8
7
6
5
4
3
2
1

SafetyNet™ – the system

– the system

Ansell

heat
molten splash
contact heat
breathability
dexterity
comfort
flexibility
sweat management
dry grip
oil grip
grip
wet grip
abrasion
cut
tear
mechanical
puncture
chemical
chemical resistance
liquid repellence
application glove requirements

SafetyNet™ – the system

– the system

Ansell

heat
molten splash
contact heat
breathability
dexterity
comfort
flexibility
sweat management
dry grip
oil grip
grip
wet grip
abrasion
cut
tear
mechanical
puncture
liquid repellence
chemical resistance
chemical
application glove requirements
current glove

SafetyNet™ – the system

– the system

Ansell

breathability
dexterity
comfort
flexibility
sweat management
dry grip
oil grip
grip
wet grip
abrasion
cut
mechanical
tear
puncture
chemical
chemical resistance
liquid repellence
heat
contact heat
molten splash
application glove requirements
current glove
Ansell glove solution

SafetyNet™ – the system

– the system

Ansell

SafetyNet™

SafetyNet™ - the reporting capabilities

- the reporting capabilities

During the walkthrough SafetyNet™ is used to gather data about worker requirements at every workstation

Workstation
Data

SafetyNet™

During the walkthrough is used to gather data about worker requirements at every workstation

Consolidation of key finding are detailed per department

Department
Information
Workstation
Data

Consolidation of key finding are detailed per department

Ansell

Factory
Knowledge
Department
Information
Workstation
Data

SafetyNet™

enables key lines to be presented to the executive sponsor in a clear and concise manner can build and present company requirements on a regional, national and global basis

- the process

Ansell

SafetyNet Consultation

mobile

Solution optimization

SafetyNet™
software

SafetyNet report built

SafetyNet™

SafetyNet Consultation

Solution optimization

SafetyNet report built software

- the outputs

Presentation

the system
the goal
The Process
SafetyNet Audit
Solution optimization
Laptop computer
SafetyNet report validated and built
Presentation
Department Overview - Gloves
SafetyNet Key Findings – Gloves
• 17 Work stations assessed
• 3 different glove / hand solutions
• Present fit with requirements = 71.3%
Recommendation
• 5 different gloves
• Fit with application = 91.3%
• Improvement of 28%
SafetyNet Glove Recommendations
Validation of Recommendations
Validate gloves in application
Record consumption rates
Set data and confirm
Initialize training
Finalise report
Workstation posters
Posters explaining the features/benefits of the glove to be used at specific production stages
Ansell

Presentation

Ansell

SafetyNet™

SafetyNet™ - enabling business intelligence

- enabling business intelligence

Ansell SafetyNet™ - enabling business intelligence

Field
Laptop
- Application Name
- Industry Classification
- Glove Used
- Consumption Rate
- Worker Numbers
- Application Requirements
- Current Glove Performance
- Glove selection
SafetyNet Server
Data warehouse
Data mining
Presentation Preparation
Audit Validation
Performance Evaluation
Samples Shipped
Business Intelligence
Know ledge
Infor mation
Data

- enabling business intelligence warehouse

Data

SafetyNet Server

Field

Laptop

Application Name

Industry Classification

Glove Used

Consumption Rate

Worker Numbers

Application Requirements

Current Glove Performance

Glove selection

Presentation Preparation

Audit Validation

Samples Shipped

[Graphic Appears Here]

Data

mining

Data In for mation

Knowledge

Business Intelligence

Global system

Consultative Solution Selling

Synergies with Ansell’s global presence and blue chip target clients

Aligned with customer objectives to rationalise & standardize products whilst ensuring best practice becomes standard practice

Knowledge management system driving strategic direction

e.g. Stage-Gate interface & New Product Launch

Rustom Jilla
Chief Financial Officer

Financial Results

Ansell

Rustom Jilla

Chief Financial Officer

Financial Results

Delivering Total Shareholder Return

Higher Profits and strong cash generation

Dividends steadily increased (up 17% vs. last year)

All available franking returned to shareholders

EPS and ROE more than doubled in last two years

Share Price – 31 January 2005

F04 H1 TSR 11%

F04 H2 TSR 21%

F05 H1 TSR 17%

9.5 9 8.5 8 7.5 7 6.5 6 5.5 5 4.5 4 3.5 3 2.5

9.5 9 8.5 8 7.5 7 6.5 6 5.5 5 4.5 4 3.5 3 2.5

1 July 03 30 Sept 03 31 Dec 03 31 Mar 04 30 June 04 31 Dec 04 31 Jan 05

In US$ +78% 7.10

In AUD +55% 9.16

AUD

5.90

3.99

3,004

ASX200+37% 4,107

USD

Before the financials

Off Market Share Buy-Back completed on December 10, 2004

16.8 million (9.5%) shares purchased @ A$9.20 each

Currently have 49,000 Shareholders holding 160.0 million shares

Delay in Filing Form 20-F

Situation—Ansell cannot file Form 20-F until SPT completes its A GAAP/ US GAAP reconciliation and is subject to being delisted from NASDAQ.

Status—Every effort being made to finalise. NASDAQ hearing on 17th Feb

Not Affected—Ansell’s A GAAP accounts or ASX Listing

Already in CLERP 9/ASX governance compliance. Sarbanes Oxley section 404 compliance expected by F’06 – ahead of requirements. Tsunami

No employee fatalities. Ansell plants not affected.

Over 500,000 gloves (surgeons, exam, occupational) plus cash donations

Employees have raised funds for specific projects

F’05 H1 Profit & Loss

F’04 F’05 Change %

US$M

Sales 383.4 395.0 +3

EBITA 44.2 50.9 +15 Sales

Goodwill 7.6 7.6

Interest & Borrowings 6.0 2.9

Tax 6.3 8.2

Minorities 0.8 0.5

Profit Attributable 23.5 31.7 +35

Segment

Gross Margin : Sales 40.6% 41.2% +60 pts EBITA

EBITA : Sales 11.5% 12.9% +140 pts

F’04 F’05

AP AP

59 59

EUR EUR

132 136

AM AM

192 200

AP 14.6

13.8 AP

EUR EUR

15.2 12.9

AM

AM 27.7

21.1

Margin benefits of weaker US$ offsetting latex cost increases

H1 EBITA $0.6m higher as accounting policy changed to defer some development costs

Lower interest & borrowings due to less debt (on average) and refinancing at end of F’04

F’05 Balance Sheet

US$M 30 June 04 31 Dec 04

Fixed Assets 156.9 155.2

Goodwill & Intangibles 202.1 196.5

Other Assets/Liabilities (27.4) (27.9)

Investment in SPT 138.4 157.8

Working Capital 171.3 189.6

Net Operating Assets 641.3 671.2

Net Debt 82.2 161.3

Shareholders’ Funds 559.1 509.9

Gearing % (Net Debt: Net Debt & Equity) 12.8 24.0

ROA % 13.2 15.7

ROE % 8.1 11.1

Working capital higher due to FX of over $13 M and inventory

ROA excluding investment in SPT grew from 16.6% to 20.3% year on year

South Pacific Tyres

SPT’s results continue to improve – but still below 2001 restructure plan expectations

Current Net Book (Carrying) Value

Investment

Loan (including accrued interest)

A$M 138 65 203

Carrying Value is based on future trading expectations and therefore not guaranteed. It will be reviewed and adjusted, if necessary, each half

Options Structure

Ansell can put to Goodyear from August 2005 to August 2006

Goodyear can call from September 2006 to February 2007

F’05 H1 Cash Flow

US$M F’04 F’05

Operating EBITDA 53.4 60.2

Working Capital 5.4 (18.3)

Tax Paid (6.9) (3.5)

Capital Expenditure (3.8) (5.3)

Free Cash Flow 48.1 33.1

Interest Paid (Net) (7.7) (5.1)

Share Buy Back (25.5) (120.8)

Dividends (14.1) (9.1)

Other 17.7 22.8

(Increase)/Reduction in Net Debt 18.5 (79.1)

Working capital movement due to FX of over $13 M and inventory

Interest Cover F’04 8.8X and F’05 20.8X

“Other” includes $12M of FX Movement on Cash/Debt

Doug Tough
Chief Executive Officer

Wrap Up

Ansell

Doug Tough

Chief Executive Officer

Wrap Up

Management Agenda

Enhance Future Growth

Internal External Other

Strategy Sessions

Management Board

6 significant internal initiatives underway – “organic”

Board Deliberations on several alternative options

Strong concensus support for growth and investment

Meeting Market Commitments

In 2002, we made a multi year Commitment to grow Segment EBITA 50% from F’01 – F’05:

US$ Forecast Actual Growth F’02 >77 85 +10% F’03 >92 94 +11% F’04 >103 104 +11% F’05 115*

*Forecast Confirmed, Company on track to achieve US$115M Segment EBITA

ANSELL LIMITED